1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 22, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

The Company hereby announces the summary of the asset valuation report of Yanmei Heze Neng Hua. This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules.

Yanzhou Coal Mining Company Limited (the “Company”) convened the first meeting of the third session of the board of directors of the Company on 28 June 2005 in which the resolution relating to the acquisition of the equity interest in Yanmei Neze Neng Hua was approved. The acquisition will be submitted for approval in the first 2005 extraordinary general meeting of the Company to be held on 19 August 2005.

The summary of the asset valuation report of Yanmei Heze Neng Hua is hereby announced. Investors may view the full asset valuation report on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 18 July 2005

Yanmei Heze Neng Hua

Asset Valuation Report

Lu Zheng Xin Ping Zi Bao (2005) No. 1010

Summary

Shandong Zhengyuan Hexin (Limited) Certified Public Accountants accepted the appointment by Yankuang Corporation Group Limited to conduct a valuation on the assets and the relevant liabilities in connection with the proposed transfer of the equity interest in Yanmei Heze Neng Hua by Yankuang Corporation Group Limited. The valuation utilised the method of cost convention and was in accordance with the relevant PRC regulations on valuing assets and the principles of independence, objectiveness, fairness and science. The date of this valuation was 30 April 2005. After performing tasks such as field inspections, evaluations, estimations and calculations, our firm issued an asset valuation report on 22 June 2005 with the following results:

Total assets:	RMB 665.1814 million
Total liabilities:	RMB 54.7417 million
Net assets:	RMB 610.4397 million

In accordance with the PRC regulations, the results of this valuation would be valid within one year of the date of valuation.

The content above is extracted from the asset valuation report. If you would like to understand all the particulars of this valuation, you should read the asset valuation report in full.

Legal representative of the valuing organisation: Bi Jianhua

PRC registered asset valuer: Zhao Zhendong, Yang Debao

Shandong Zhengyuan Hexin (Limited) Certified Public Accountants 22 June 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310